Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

March 2, 2006 TSX-VENTURE: SBX

Vancouver Island Cable – Regulatory Application Withdrawn

Sea Breeze Power Corp., on behalf of its affiliated subsidiary, Sea Breeze Victoria Converter Corporation (“Sea Breeze Victoria”) announces its decision to withdraw its application for a Certificate of Public Convenience and Necessity (“CPCN Application”) to construct a 550 MW direct current submarine transmission cable between Greater Vancouver and Greater Victoria on Vancouver Island, which is presently before the British Columbia Utilities Commission. The Vancouver Island Cable CPCN Application was originally filed on September 30, 2005.

Sea Breeze Victoria’s decision to withdraw its CPCN Application followed a ruling by the Commission allowing BC Hydro and Power Authority to file new evidence that indicated that a capital structure of 100% provincially guaranteed debt must be utilized for a competing transmission proposal submitted by BC Hydro’s affiliated transmission utility, BC Transmission Corporation, when comparing it to Sea Breeze Victoria’s Vancouver Island Cable proposal.

Although the Commission decided to allow BC Hydro to present the evidence, it acknowledged the significance to Sea Breeze Victoria of the late filing of the evidence and, accordingly, presented several options to Sea Breeze Victoria.

Sea Breeze Victoria accepted the offer presented to it by the Commission to withdraw its CPCN Application and to seek an order for costs at a level beyond those established in the Commission’s Intervener Funding Guidelines. In that costs application, Sea Breeze Victoria will be seeking full indemnification for all of its costs in bringing forward the CPCN Application for the Vancouver Island Cable. Further development work on the US$300 million project has been suspended.

Prior to the filing of the CPCN Application for the Vancouver Island Cable, Sea Breeze Victoria had been granted formal Intervenor status in the proceedings of BC Transmission Corporation’s application.

Sea Breeze Victoria will continue its participation within the public hearing process as an active intervener opposing the issuance of a CPCN for BC Transmission Corporation’s proposal, which proposes high voltage alternating current transmission cables on a right-of-way adjoining a number of residential properties.

Sea Breeze Victoria will also vigorously continue its participation within the process with regard to evidence that a technologically and environmentally superior as well as a more cost-effective solution for reinforcing reliability of Vancouver Island’s transmission system would be construction of the Juan de Fuca Cable.

The Juan de Fuca Cable, proposed to transmit 550 MW also using high voltage direct current technology, would connect Greater Victoria, British Columbia with Port Angeles, Washington.

As an international transmission line, the Juan de Fuca Cable presently has a Draft Environmental Impact Statement under review by the United States Department of Energy, and a CPCN application under review by the National Energy Board of Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson.	Email: paulmanson@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.225
	Voice:	604-689-2991 ext.225
	Fax:	604-689-2990

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